                                                             Exhibit 19









                                 1st
                               FRANKLIN
                              FINANCIAL
                             CORPORATION



                              QUARTERLY
                         REPORT TO INVESTORS
                               FOR THE
                           SIX MONTHS ENDED
                            JUNE 30, 1995

                         MANAGEMENT'S LETTER

Financial Condition:
- -------------------
   The Company's total assets grew $28.1 million during the first half of 1995 primarily as a result of increases in cash and cash equivalents. Cash generated from increases in sales of the Company's debt securities and increases in loan payments created almost $18 million (a 269% increase) in surplus cash during the period. Increases in funds invested by the Company's insurance subsidiaries and improved bond market values resulted in a $6.2 million (47%) increase in the investment portfolio during the same period which also contributed to the increase in total assets.

   A third factor contributing to the increase in total assets was a $4.1 million (3%) growth in net receivables outstanding (gross receivables less unearned finance charges). During the first quarter of 1995, net receivables declined 1%, however a rebound in consumer loan demand during the second quarter resulted in an overall increase in the loan portfolio.

   The aforementioned increase in sales of the Company's public debt securities caused senior debt and subordinated debt to increase
$24.6 million (28%) during the six month period just ended. Other liabilities decreased $.8 million (11%) mainly due to disbursement of the 1994 incentive bonus in February.


Results of Operations:
- ---------------------
   Average net receivables were $122.7 million during the six months ended June 30, 1995 as compared to $110.8 million during the same six-month period ended June 30, 1994. Interest income rose $1.2 million (15%) and
$2.1 million (12%) during the quarter and six-month period just ended as compared to the same periods a year ago, respectively, due to the higher level of average net outstanding receivables. Income earned from the investment of surplus cash and additional income earned from the increase in investment securities also contributed to the increase in interest income.

   Interest expense increased $.7 million (49%) and $1.0 million (39%) during the comparable periods due to the aforementioned increase in the Company's senior and subordinated debt securities issued and an increase in overall borrowing cost. Higher interest rates caused average borrowing costs to increase to 7.04% during the six-month period ended June 30, 1995 as compared to 6.29% during the same period ended June 30, 1994.

   The higher levels of average net receivables outstanding and increases in bankruptcy filings caused net charge-offs to increase $.3 million (52%) and $.4 million (40%) during the quarter and six month periods ended June 30, 1995 and 1994, respectively. This increase in net charge-offs caused the Company's provision for loan losses to increase $.3 million (41%) and $.4 million (34%) during the comparable periods.

   Other operating expenses increased $.7 million (11%) during the quarter ended June 30, 1995 as compared to the quarter ended June 30, 1994 and $1.3 million (10%) during the six-month period ended June 30, 1995 as compared to the same six-month period a year ago. Higher payroll and employee benefit costs, increases in computer expenses, legal and audit expenses, postage, rent expense, telephone expense and taxes and licenses were the main causes of the increases.

   Effective income tax rates were 29.5% and 30.8% for the quarters ended June 30, 1995 and 1994 and 30.1% and 31.3% for the six months just ended as compared to the same period a year ago, respectively. Certain tax benefits provided by law to life insurance companies substantially reduce the life insurance subsidiary's effective tax rate and thus decrease the Company's consolidated tax rate below statutory rates.

Liquidity:
- ---------
   Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Net cash flows from financing activities, excluding bank borrowings, increased
$14.4 million during the first half of 1995 as compared to the same period a year ago and collections on loans increased $4.3 million over the same period. In addition to the securities program, the Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowings of $21 million. Available borrowings were $21 million and $20.6 million at June 30, 1995 and December 31, 1994, respectively, relating to this agreement. Another agreement provides for an additional $2.0 million for general operating purposes, all of which was available June 30, 1995 and December 31, 1994.

   Liquidity was not adversely affected by delinquent accounts even though the percentage of outstanding receivables 60 days or more past due increased to 4.3% of receivables at June 30, 1995 from 4.0% of receivables at December 31, 1994.

   The Company has various legal proceedings, including five new complaints filed in May, pending against it in the state of Alabama alleging different violations of Alabama consumer lending laws and violations in connection with the sale of credit insurance and loan refinancing. All of the actions are still in their early stages and their outcome currently is not determinable. The financial condition and operating results of the Company could be materially affected in the event of an unfavorable outcome. However, Management believes that the Company's Alabama operations are in compliance with applicable regulations and that the actions are without merit. The Company is diligently contesting all the complaints.


Other:
- -----
   Management continues to explore and evaluate potential new market areas as part of its expansion plans. Currently eight new branch offices are scheduled to open during the third quarter of this year.

                        1st FRANKLIN FINANCIAL CORPORATION
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                             June 30,            December 31,
                                               1995                  1994
                                           ------------          ------------
                                           (Unaudited)            (Audited)

                                ASSETS

CASH AND CASH EQUIVALENTS. . . . . . . .   $ 24,654,685          $  6,689,544
                                           ------------          ------------
LOANS, net . . . . . . . . . . . . . . .    112,799,497           108,667,175
                                           ------------          ------------
INVESTMENT SECURITIES:
  Available for Sale,
      at fair market value . . . . . . .     14,650,945            12,651,527
  Held to Maturity,
      at amortized cost. . . . . . . . .      4,929,282               697,144
                                           ------------          ------------
                                             19,580,227            13,348,671
                                           ------------          ------------
OTHER ASSETS . . . . . . . . . . . . . .      7,529,418             7,762,867
                                           ------------          ------------

         TOTAL ASSETS. . . . . . . . . .   $164,563,827          $136,468,257
                                           ============          ============


                LIABILITIES  AND STOCKHOLDERS' EQUITY

SENIOR DEBT. . . . . . . . . . . . . . .   $ 84,830,058          $ 66,677,289
OTHER LIABILITIES. . . . . . . . . . . .      6,756,429             7,582,833
SUBORDINATED DEBT. . . . . . . . . . . .     28,022,860            21,602,656
                                           ------------          ------------
     Total Liabilities . . . . . . . . .    119,609,347            95,862,778
                                           ------------          ------------

STOCKHOLDERS' EQUITY:
  Common Stock . . . . . . . . . . . . .        170,000               170,000
  Net Unrealized Gain (Loss) on
     Investment Securities Available
     for Sale. . . . . . . . . . . . . .        (34,776)             (693,457)
  Retained Earnings. . . . . . . . . . .     44,819,256            41,128,936
                                           ------------          ------------
     Total Stockholders' Equity. . . . .     44,954,480            40,605,479
                                           ------------          ------------
         TOTAL LIABILITIES AND
             STOCKHOLDERS' EQUITY. . . .   $164,563,827          $136,468,257
                                           ============          ============



        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                       1st FRANKLIN FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME


                                 Quarter Ended            Six Months Ended
                                   June 30                    June 30
                                   -------                    -------
                                  (Unaudited)               (Unaudited)
                               1995         1994        1995         1994
                               ----         ----        ----         ----

INTEREST INCOME. . . . . . $ 9,410,073  $ 8,175,137  $18,610,336  $16,551,701

INTEREST EXPENSE . . . . .   2,015,506    1,353,012    3,710,556    2,670,169
                           -----------  -----------  -----------  -----------
NET INTEREST INCOME. . . .   7,394,567    6,822,125   14,899,780   13,881,532

   Provision for
     Loan Losses . . . . .     997,968      706,243    1,643,405    1,228,185
                           -----------  -----------  -----------  -----------
NET INTEREST INCOME
   AFTER PROVISION
   FOR LOAN LOSSES . . . .   6,396,599    6,115,882   13,256,375   12,653,347
                           -----------  -----------  -----------  -----------

NET INSURANCE INCOME . . .   3,158,247    2,948,332    6,318,962    5,791,679
                           -----------  -----------  -----------  -----------

OTHER REVENUE. . . . . . .      84,892       73,724      184,166      161,706
                           -----------  -----------  -----------  -----------
OTHER OPERATING EXPENSES:
    Personnel Expense. . .   4,607,775    3,942,627    8,951,192    7,958,432
    Occupancy. . . . . . .     944,648      942,135    1,888,145    1,823,412
    Other. . . . . . . . .   1,600,686    1,536,876    3,533,755    3,304,261
                           -----------  -----------  -----------  -----------
       Total . . . . . . .   7,153,109    6,421,638   14,373,092   13,086,105
                           -----------  -----------  -----------  -----------

INCOME BEFORE
    INCOME TAXES . . . . .   2,486,629    2,716,300    5,386,411    5,520,627

    Provision for
      Income Taxes . . . .     733,006      836,573    1,618,644    1,729,684
                           -----------  -----------  -----------  -----------
NET INCOME . . . . . . . .   1,753,623    1,879,727    3,767,767    3,790,943

RETAINED EARNINGS,
  beginning of period. . .  43,143,080   36,132,084   41,128,936   34,220,868

    Dividends on
      Common Stock . . . .      77,447       64,137       77,447       64,137
                           -----------  -----------  -----------  -----------
RETAINED EARNINGS,
  end of period. . . . . . $44,819,256  $37,947,674  $44,819,256  $37,947,674
                           ===========  ===========  ===========  ===========
EARNINGS PER SHARE
   (1,700 shares
    outstanding
    all periods) . . . . .   $1,031.54    $1,105.72    $2,216.33    $2,229.97
                             =========    =========    =========    =========

      The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                  1st FRANKLIN FINANCIAL CORPORATION

                CONSOLIDATED STATEMENTS OF CASH FLOWS

           Increase (Decrease) in Cash and Cash Equivalents

                                                  Six Months Ended
                                                      June 30
                                            ---------------------------
                                                    (Unaudited)
                                               1995            1994
                                            -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income. . . . . . . . . . . . . . .  $ 3,767,767     $ 3,790,943
   Adjustments to reconcile net
     income to net cash provided
     by operating activities:
       Provision for Loan Losses . . . . .    1,643,405       1,228,185
       Depreciation and Amortization . . .      519,364         485,490
       Other, net. . . . . . . . . . . . .      (74,262)        (16,375)
       Decrease in Miscellaneous assets. .       34,827         193,942
       (Decrease) in Accounts Payable and
            Accrued Expenses . . . . . . .     (826,404)     (1,714,327)
                                            -----------     -----------
             Net Cash Provided by
               Operating Activities. . . .    5,064,697       3,967,858
                                            -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Loans Originated or purchased . . . . .  (50,158,736)    (46,202,410)
   Loan Payments . . . . . . . . . . . . .   44,383,009      40,051,750
   Purchases of marketable debt securities   (5,365,279)     (1,465,543)
   Sales of marketable securities. . . . .           --         103,897
   Redemptions of securities . . . . . . .           --         300,000
   Other, net. . . . . . . . . . . . . . .     (454,076)       (505,725)
                                            -----------     -----------
        Net Cash Provided by
             Operating Activities. . . . .  (11,595,082)     (7,718,031)
                                            -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in Senior Debt . . . . . . . .   18,152,769       4,149,894
   Subordinated Debt Issued. . . . . . . .    8,313,184       2,526,305
   Subordinated Debt redeemed. . . . . . .   (1,892,980)     (2,782,542)
   Dividends Paid. . . . . . . . . . . . .      (77,447)        (64,137)
                                            -----------     -----------
           Net Cash Provided by
             Financing Activities. . . . .   24,495,526       3,829,520
                                            -----------     -----------
NET INCREASE IN CASH
   AND CASH EQUIVALENTS. . . . . . . . . .   17,965,141          79,347

CASH AND CASH EQUIVALENTS, beginning . . .    6,689,544       5,827,748
                                            -----------     -----------
CASH AND CASH EQUIVALENTS, ending. . . . .  $24,654,685     $ 5,907,095
                                            ===========     ===========

Cash Paid during the period for:
          Interest . . . . . . . . . . . .  $ 3,534,395     $ 2,506,682
          Income Taxes . . . . . . . . . .    1,626,076       1,710,533


    The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                               -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1994 and for the years then ended included in the Company's December 31, 1994 Annual Report.

2. Effective December 31, 1994, 1st Franklin Corporation (formerly the Parent of the Company) was merged into the Company, with the Company being the surviving corporation. All financial data for prior years have been restated to reflect results of the merger.

3. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of June 30, 1995, and December 31, 1994, and the results of its operations and its cash flows for the six months ended June 30, 1995 and 1994. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

4. The results of operations for the six months ended June 30, 1995, are not necessarily indicative of the results to be expected for the full fiscal year.

5. The computation of Earnings per Share is self-evident from the Consolidated Statement of Income and Retained Earnings.

                           BRANCH OPERATIONS

                  Jarrell Coffee. . . . Vice President
                  Jack Coker. . . . . . Vice President
                  Isabel Vickery. . . . Vice President

                               SUPERVISORS

Richard Asmussen             Jack Hobgood            Melvin Osley
Robert Canfield              Wayne Jones             Dale Palmer
Susie Cantrell               Judy Landon             David Reynolds
Donald Carter                Jeff Lee                Timothy Schmotz
Mike Culpepper               Tommy Lennon            Joe Seale
Jimmy Davis                  Dianne Moore            Bob Seawright
Tony Ellison                 Ronnie Morrow           Gaines Snow
Donald Floyd

                                OFFICES

Alabama Offices:             Georgia Offices:        Georgia Offices:
- ---------------              ---------------         ---------------
Alexander City               Cartersville            McDonough
Arab                         Cedartown               McRae
Athens                       Chatsworth              Milledgeville
Bessemer                     Clarkesville            Monroe
Birmingham                   Claxton                 Montezuma
Clanton                      Clayton                 Monticello
Cullman                      Cleveland               Moultrie
Decatur                      Cochran                 Nashville
Dothan                       Commerce                Newnan
Enterprise                   Conyers                 Perry
Florence                     Cordele                 Richmond Hill
Gadsden                      Cornelia                Rome
Huntsville                   Covington               Royston
Jasper                       Cumming                 Savannah
Ozark                        Dallas                  Statesboro
Prattville                   Douglas                 Swainsboro
Russellville                 Douglasville            Sylvania
Scottsboro                   Eastman                 Sylvester
Selma                        Elberton                Thomaston
Sylacauga                    Ellijay                 Thomson
Troy                         Forsyth                 Tifton
Tuscaloosa                   Fort Valley             Toccoa
                             Gainesville             Valdosta
Georgia Offices:             Garden City             Vidalia
- ---------------              Georgetown              Warner Robins
Adel                         Greensboro              Washington
Albany                       Griffin                 Winder
Alma                         Hartwell
Americus                     Hawkinsville             South Carolina Offices:
Athens                       Hazlehurst               ----------------------
Barnesville                  Hinesville               Aiken
Baxley                       Hogansville              Anderson
Blue Ridge                   Jackson                  Cayce
Bremen                       Jasper                   Clemson
Brunswick                    Jefferson                Easley
Buford                       Jesup                    Greenwood
Butler                       Lavonia                  Laurens
Cairo                        Lawrenceville            Orangeburg
Calhoun                      Madison                  Seneca
Canton                       Manchester               Union
Carrollton                                            York

                              DIRECTORS

                           W. Richard Acree
                     President, Acree Oil Company

                          Ben F. Cheek, III
                 Chairman and Chief Executive Officer
                  1st Franklin Financial Corporation

                           Lorene M. Cheek
                              Homemaker

                           Jack D. Stovall
              President, Stovall Building Supplies, Inc.

                        Dr. Robert E. Thompson
                       Physician, Toccoa Clinic

                          EXECUTIVE OFFICERS

                          Ben F. Cheek, III
                 Chairman and Chief Executive Officer

                           T. Bruce Childs
                President and Chief Operating Officer

                           A. Roger Guimond
              Vice President and Chief Financial Officer

                             Lynn E. Cox
                              Secretary

                            Linda L. Sessa
                              Treasurer

                          INVESTMENT CENTER

                             Lynn E. Cox
                          Account Executive

                           Phoebe P. Martin
                          Account Executive

                           Sandra N. Oliver
                             New Accounts

                               COUNSEL

                      Jones, Day, Reavis & Pogue
                      3500 One Peachtree Center
                      303 Peachtree Street, N.E.
                     Atlanta, Georgia  30308-3242

                               AUDITORS

                         Arthur Andersen LLP
                      133 Peachtree Street, N.E.
                       Atlanta, Georgia  30303